EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Steam Distribution, LLC, a California limited liability company

One Hit Wonder, Inc., a California corporation

Havz, LLC, d/b/a Steam Wholesale, a California limited liability company

One Hit Wonder Holdings, LLC, a California limited liability company

SWCH LLC a Delaware limited liability company

Trunano Labs, Inc., a Nevada corporation

Infusionz, LLC a Colorado limited liability company

Cresco Management, LLC, a California limited liability company